Exhibit 99.17
CONSENT OF LEONARDO DE MORAES SOARES
The undersigned hereby consents to the use of the report listed below, and the information derived therefrom, as well as to the reference to his name, in each case where used or incorporated by reference in Registration Statement No. 333-289969 on Form F-10, in Registration Statement No. 333-264821 on Form S-8 and in the Annual Report on Form 40-F of Ero Copper Corp., including in the Annual Information Form filed as an exhibit thereto, being filed with the United States Securities and Exchange Commission, and any amendments thereto.
1.Technical Report on the Xavantina Operations entitled “Technical Report on the Xavantina Operations, Mato Grosso, Brazil”, dated December 19, 2025 with an effective date of June 30, 2025.
Yours truly,

/s/ Leonardo de Moraes Soares
Leonardo de Moraes Soares, MAIG (#5180)
GE21 Consultoria Mineral Ltda.

Dated: March 30, 2026